Exhibit 99.3

PRESS RELEASE

Merial announces EU approval for NexGard®

First and only monthly beef-flavored chew for fleas and ticks in dogs

- Strengthens Merial’s parasiticides portfolio for companion animals,

Sets the stage for global launch -

Paris, France — February 18, 2014 — Sanofi (EURONEXT: SAN and NYSE: SNY) and its animal health division Merial today announced that the European Commission has approved NexGard® (afoxolaner) for the treatment of flea and tick infestations in dogs. One oral treatment kills fleas for at least 5 weeks and ticks for up to one month. NexGard can also be used as part of a treatment strategy for the control of Flea Allergy Dermatitis (FAD)(1).

“The NexGard approval in Europe, less than 6 months after receiving US FDA approval, is an important milestone for MeriaI and strengthens our parasiticides portfolio for companion animals. It provides an additional, truly innovative treatment option to our veterinary customers, demonstrating why Merial is a global market leader in pet parasiticides and at the forefront of developing new technologies. In this case with a tasty and easy to use product that supports adherence by being a positive experience for both the dog and its owner”  said Carsten Hellmann, Merial’s CEO. “We have just started roll-out in the US and can now launch in Europe and other regions in the world. This global launch of a novel, innovative oral product supports the future growth of Merial”.

The novel active ingredient in NexGard, afoxolaner, is a compound from the isoxazoline family, with a new and distinct mode of action. It acts as an ‘ectoparasiticide’, which means that it kills parasites, such as fleas and ticks, which live on the skin or in the fur of animals. NexGard kills fleas fast, before they can lay eggs, and provides lasting protection against ticks.

Fleas and ticks can be a serious health issue for pets, and a preventive program that includes flea and tick control is an important component of responsible pet care. NexGard is the first and only monthly, beef-flavored chew for the treatment of flea and tick infestations in adult dogs and puppies eight weeks of age or older, weighing two kilograms or more.

Studies showed that NexGard was effective in treating infestations by the main species of fleas and ticks in dogs. According to the studies, NexGard is highly palatable, with 90 percent of dogs readily accepting the chew(2). NexGard is well tolerated when administered at the recommended treatment dose. Mild adverse events (gastrointestinal effects) were only observed at several multiples of the recommended dose. It will be available by veterinarian prescription only.

References

(1)         NexGard Summary of Product Characteristics.

(2)         NexGard European Public Assessment Report, EMA

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs around 6,200 people and operates in more than 150 countries worldwide with close to €2 billion of sales. Merial is a Sanofi company. www.merial.com

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Flore Larger Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Merial Media Contact Heidi De Wit-Sommerfeld Tel.: +1 678 638 3763 heidi.dewit-sommerfeld@merial.com